SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                BAGGAGE CHARGES RISE TO REDUCE CHECKED IN BAGS


Ryanair, Europe's largest low fares airline, today (Monday, 28th April 2008) announced that it will continue its drive to increase the number of passengers checking in on-line by increasing baggage and airport check-in charges from May
5. From this date Ryanair's checked in baggage fee will rise from EUR9 to EUR10 while airport check-in fees will increase from EUR4 to EUR5. Ryanair encourages passengers to avoid these charges altogether by travelling with our 10kg hand luggage allowance and checking in on-line.

Passengers who book their flights in the next week (before May 5) will avoid these charges.


Announcing these charge increases, Ryanair's Peter Sherrard said:

"40% of Ryanair passengers currently avoid queues at both check-in and boarding by availing of our free web check-in service, and this increase in baggage fees will result in fewer checked in bags and more passengers changing to on-line check-in.

"On-line check-in is faster, more efficient and costs Ryanair less. There is no doubt that it is the future for air travel. We will continue to increase baggage fees until half of our passengers check-in online, which will allow us to reduce check-in and handling costs and pass on these savings to our passengers in the form of Europe's guaranteed lowest fares.

"Ryanair will continue to drive down the cost of travel by reducing its average fare (which includes baggage and check-in revenues) in 2008 and guaranteeing the lowest fares on every route".


Ends                            Monday, 28th April 2008


For further information:

Peter Sherrard - Ryanair        Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1598          Tel: 00 353 1 4980 300









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 28 April, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director